                                                             Exhibit No. 99.1(e)

                      MFS INSTITUTIONAL TRUST

               AMENDMENT TO THE DECLARATION OF TRUST

        ESTABLISHMENT AND DESIGNATION OF ADDITIONAL SERIES
                 OF SHARES OF BENEFICIAL INTEREST
                        (WITHOUT PAR VALUE)


           Pursuant to Section 6.9 and 9.3 of the Declaration of Trust dated September 13, 1990, as amended (the "Declaration of Trust"), of MFS Institutional Trust (the "Trust"), the Trustees of the Trust hereby establish and designate four new series of Shares (as defined in the Declaration of Trust), such series to have the following special and relative rights:


           1.  The new series shall be designated:

                  MFS Institutional Research Fund
                  MFS Institutional International Equity Fund
                  MFS Institutional Mid-Cap Growth Fund
                  MFS Institutional Broad Market Fixed Income Fund

           2. The series shall be authorized to invest in cash, securities, instruments and other property as from time to time described in the Trust's then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of such series. Each Share of each series shall be redeemable, shall be entitled to one vote or fraction thereof in respect of a fractional share on matters on which Shares of the series shall be entitled to vote, shall represent a pro rata beneficial interest in the assets allocated or belonging to the series, and shall be entitled to receive its pro rata share of the net assets of the series upon liquidation of the series, all as provided in Section 6.9 of the Declaration of Trust.

           3. Shareholders of each series shall vote separately as a class on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to the series as provided in, Rule 18f-2, as from time to time in effect, under the Investment Company Act of 1940, as amended, or any successor rule, and by the Declaration of Trust.

           4. The assets and liabilities of the Trust shall be allocated among the previously established and existing series of the Trust and these series as set forth in Section 6.9 of the Declaration of Trust.


           5. Subject to the provisions of Section 6.9 and Article IX of the Declaration of Trust, the Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of any series now or hereafter created, or to otherwise change the special and relative rights of any such series.


           Pursuant to Section 6.9(h) of the Declaration of Trust, this establishment and designation of series of Shares shall be effective upon the execution of a majority of the Trustees of the Trust.

           IN WITNESS WHEREOF, a majority of the Trustees of the Trust have executed this certificate of amendment to the Declaration of Trust, in one or more counterparts, all constituting a single instrument, as an instrument under seal in The Commonwealth of Massachusetts, as of this 29th day of August, 1995.


                                           /S/ A. KEITH BRODKIN
                                               A. Keith Brodkin, Trustee


                                           /S/ NELSON J. DARLING, JR.
                                               Nelson J. Darling Jr., Trustee


                                               ------------------------------
                                               William R. Gutow, Trustee